NEXA INCREASES ITS EQUITY INTEREST IN TINKA RESOURCES

Luxembourg, May 25, 2022 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: “NEXA”) is pleased to announce that it has entered into an equity subscription agreement (the “Agreement”) with Tinka Resources Limited (“Tinka”) (TSXV & BVL: TK) (OTCQB: TKRFF).

Under the terms of the Agreement, Nexa will subscribe for 40,792,541 common shares of Tinka at a price of C$0.22 per share, with additional pre-existing subscription rights as described below (the “Private Placement”). Prior to the Private Placement, Nexa held approximately 9% of the issued and outstanding common shares of Tinka. Upon closing of the Private Placement, Nexa will become a new insider of Tinka, holding approximately 18.2% or 71,343,053 of the issued and outstanding common shares of Tinka on a non-diluted basis.

Subject to receipt of the approval of the TSX Venture Exchange (“TSXV” or the “Exchange”), the Private Placement is expected to close on or about May 31, 2022.

The CEO of Nexa Resources, Mr. Ignacio Rosado, stated: “In line with our strategy and believing on the promising fundamentals for zinc and its important role in the green economy, we are pleased to announce the increase of our equity interest in Tinka. Nexa has a unique position in Peru and Brazil and we believe the Ayawilca project provides us a further option to grow, complementing our portfolio and allowing Nexa to secure its relevant position in the zinc market, adding value to all our stakeholders. As we previously disclosed, Ayawilca is one of the largest zinc projects in development in Peru with excellent development potential as well as resource expansion.”

The President and CEO of Tinka, Dr. Graham Carman, stated: “Tinka is thrilled to welcome Nexa as a strategic investor in the company, joining Buenaventura and Sentient Equity Partners as our major shareholders. Nexa’s strategic investment in Tinka, and the co-investment by Buenaventura, is a strong endorsement of our globally significant Ayawilca zinc project and of Peru as an important long-term mining and investment jurisdiction. Nexa is a dominant player in the zinc business in Latin America, owning three mines and a smelting operation in central Peru in close proximity to Ayawilca. The Private Placement investment highlights the potential synergies of a successful mine development at Ayawilca for all parties concerned. We look forward to kicking-off our work programs at Ayawilca as soon as possible, including the commencement of a drill program which will target new high-grade resources as well as increased measured and indicated resources."

For so long as Nexa owns 5% or more of the issued and outstanding shares of Tinka on a partially-diluted basis, Nexa will have the right to nominate one individual to Tinka’s board of directors. It is anticipated that Mr. Jones Belther, Nexa’s Senior Vice President of Exploration and Technology, will serve as Nexa’s nominee and join Tinka’s Board on closing of the Private Placement. In the event that Nexa owns 20% or more of the issued and outstanding shares of Tinka on a partially-diluted basis, Nexa will have the right to nominate two individuals to Tinka’s board. In addition, Nexa has been granted a pre-emptive right to maintain its percentage interest in the outstanding shares of Tinka, in connection with any future issuances of Tinka securities, subject to certain exclusions.

All securities issued in connection with the Private Placement will be subject to a statutory four-month hold period. The Private Placement is subject to certain conditions customary for transactions of this nature, including, but not limited to, the receipt of all necessary approvals, including the approval of the Exchange.

Tinka’s head office is located at 1305 – 1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7. A copy of Nexa’s early warning report required to be filed in connection with the acquisition of common shares of Tinka will appear on Tinka’s profile on SEDAR at www.sedar.com and may also be obtained by contacting Mariana Bermudez at +1 (604) 685-9316 and/or info@tinkaresources.com.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 94473-1388

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